

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 22, 2017

Via E-mail
Mr. Alan M. Brown
Chief Executive Officer
Tombstone Exploration Corporation
6529 E. Friess Drive
Scottsdale, AZ 85254

> **Re: Tombstone Exploration Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed September 9, 2016**
> **Amendment No. 2 to Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed May 15, 2017**
> **Response dated May 12, 2017**
> **File No. 000-29922**

Dear Mr. Brown:

We have reviewed your amendment filed May 15, 2017 and your May 12, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing, by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 14, 2017 letter.

Form 20-F/A for Fiscal Year Ended December 31, 2015

History and Development of the Company, page 12

1.   We note your response to comment 1 indicating you have amended your filing by removing the reference to high grade gold and changing your sample result disclosure, but the same sampling result disclosure is found on page 12. We re-issue comment 1, please amend your filing and modify your sample result disclosure on page 12.

Financial Statements, page F-1

2.   Your auditor's report does not address their opinion on your financial statements for the fiscal year ended December 31, 2013. Please obtain and file an audit report (or series of audit reports) that opines on all financial statements and periods required to be presented, including the financial statements for the fiscal year ended December 31, 2013.

3.   Please label all periods that have been restated as "restated" on the face of each of your financial statements that have been impacted.

        You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. You may contact James Giugliano at (202) 551-3319, or Angela Lumley at (202) 551-3398, with any other questions.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Rufus Decker
                                        Accounting Branch Chief
                                        Office of Beverages, Apparel, and
                                        Mining